UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of June 2023 (Report No. 2)

Commission file number: 001-38041

SCISPARC LTD.

(Translation of registrant’s name into English)

20 Raul Wallenberg Street, Tower A,

Tel Aviv 6971916 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On June 7, 2023, SciSparc Ltd. (the “Company”) entered into a license and distribution agreement (the “Agreement”) with SciSparc Nutraceuticals Inc. (“SciSparc Nutraceuticals”), a subsidiary in which the Company owns approximately a 51% equity interest, pursuant to which it granted SciSparc Nutraceuticals an exclusive license to sell and market its PEA oral tablets, CannAmide™ on the Amazon.com marketplace in Canada.

Pursuant to the Agreement, the Company will sell to SciSparc Nutraceuticals, CannAmide™ at a cost price plus 3% of gross revenues. SciSparc Nutraceuticals will use its best efforts to maximize the sale of CannAmide™. The Agreement is for a term of 12 months and may be terminated by either party with 30 days’ advance notice.

All rights, title and/or interest in any intellectual property associated with CannAmide™, including, but not limited to, any copyrights, patents, trademarks, knowhow, trade secrets and goodwill associated with the CannAmide™, as well as any and/or derivatives and/or applications thereof and such will remain sole property of the Company.

The Agreement also contains customary provisions including representations, warranties, covenants and indemnification of the Company by SciSparc Nutraceuticals.

On June 7, 2023, the Company issued a press release titled “SciSparc Grants an Exclusive License for the Sales of CannAmide™ on the Amazon Marketplace in Canada to SciSparc Nutraceuticals,” a copy of which is furnished as Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K.

This Report of Foreign Private Issuer on Form 6-K, excluding its exhibit, is incorporated by reference into the registration statements on Form F-3 (File No. 333-269839, File No. 333-266047, File No. 333-233417, File No. 333-248670 and File No. 333-255408) and on Form S-8 (File No. 333-225773) filed with the Securities and Exchange Commission to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.
99.1	Press release issued by SciSparc Ltd. dated June 7, 2023, titled “SciSparc Grants an Exclusive License for the Sales of CannAmide™ on the Amazon Marketplace in Canada to SciSparc Nutraceuticals.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciSparc Ltd.

Date: June 12, 2023	By:	/s/ Oz Adler
	Name:	Oz Adler
	Title:	Chief Executive Officer and Chief Financial Officer

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